UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

WASTE INDUSTRIES USA, INC.

(Name of Issuer)

WASTE INDUSTRIES USA, INC.

MARLIN HOLDCO LP

MARLIN MIDCO INC.

MARLIN MERGECO INC.

LONNIE C. POOLE, JR., LONNIE C. POOLE, III, SCOTT J. POOLE, JIM W. PERRY, LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER TRUST), LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER NON-GST TRUST), PERRY 2007 IRREVOCABLE TRUST U/A/D DECEMBER 13, 2007, DAMAS II CHARITABLE REMAINDER UNITRUST U/A/D 12/13/07, LONNIE C. POOLE, JR. GRANTOR TRUST DATED MAY 1, 1995, MACQUARIE INFRASTRUCTURE PARTNERS A L.P., MACQUARIE INFRASTRUCTURE PARTNERS INTERNATIONAL L.P., MACQUARIE INFRASTRUCTURE PARTNERS CANADA, L.P., MIP WASTE HOLDINGS, L.P., MACQUARIE INFRASTRUCTURE PARTNERS INC., AND GS DIRECT, L.L.C.

(Names of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

941057-10-1

(CUSIP Number of Class of Securities)

Alexander M. Donaldson

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

Copies to:

Frederick S. Green and Michael E. Lubowitz Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Telephone: (212) 310-8000	William G. McNairy and J. Lee Lloyd Brooks, Pierce, McLendon, Humphrey & Leonard, LLP 2000 Renaissance Plaza 230 North Elm Street Greensboro, NC 27401 Telephone: (336) 373-8850

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☑

Check the following box if the filing is a final amendment reporting the results of the transaction    ☐.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$376,167,736.57	$14,783.39

*	The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $38.00 and 14,168,559 (which represents the total number of shares of Waste Industries common stock outstanding as of January 4, 2008, less 4,407,639 shares owned by the Poole/Perry Filing Persons (as hereinafter defined) and affiliated trust shareholders, which will be delivered to Marlin HoldCo LP immediately prior to the effective time of the merger and cancelled with no merger consideration being paid thereon), (b) $4,018,194.57 expected to be paid in connection with the cancellation of outstanding options to purchase 201,020 shares with exercise prices below the per share merger consideration of $38.00, and (c) $1,234,582 to be paid to holders of 32,489 deferred stock units entitled to receive the per share merger consideration of $38.00 (the “Total Consideration”). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.00003930 by the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$14,783.39
Filing Party:	Waste Industries USA, Inc.
Form or Registration No.:	Schedule 14A
Date Filed:	January 24, 2008

INTRODUCTION

This Amendment No. 3 to Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Waste Industries USA, Inc., a North Carolina corporation (“Waste Industries”), Marlin HoldCo LP, a Delaware limited partnership (“Parent”), Marlin Midco Inc., a North Carolina corporation (“MidCo”), Marlin MergeCo Inc., a North Carolina corporation (“Merger Sub”), and Lonnie C. Poole, Jr. (Waste Industries’ Chairman), Jim W. Perry (Waste Industries’ President and Chief Executive Officer), Lonnie C. Poole, III (Waste Industries’ Vice President), Scott J. Poole, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-Gst Trust), Perry 2007 Irrevocable Trust U/A/D December 13, 2007, Damas II Charitable Remainder Unitrust U/A/D 12/13/07, the Lonnie C. Poole, Jr. Grantor Trust Dated May 1, 1995 (collectively the “Poole/Perry Filing Persons”), Macquarie Infrastructure Partners A L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P., MIP Waste Holdings, L.P., Macquarie Infrastructure Partners Inc. (collectively, the “Macquarie Filing Persons”), and GS Direct, L.L.C. in connection with the Agreement and Plan of Merger, dated as of December 17, 2007, as it may be amended from time to time, among Waste Industries, Parent and Merger Sub. Waste Industries, Parent, MidCo, Merger Sub and the Poole/Perry Filing Persons, the Macquarie Filing Persons and GS Direct, L.L.C. are referred to herein as the “Filing Persons.” If the merger agreement is approved by Waste Industries’ shareholders, Merger Sub will merge with and into Waste Industries, with Waste Industries continuing as the surviving corporation. Immediately prior to the merger, the Poole/Perry Filing Persons will exchange a portion of their shares of Waste Industries common stock for equity interests in Parent, which controls Merger Sub. In the merger, each outstanding share of Waste Industries common stock (other than shares held by Waste Industries, any wholly-owned subsidiary of Waste Industries, Parent, any subsidiary of Parent, and shareholders who have properly exercised their dissenters’ rights under North Carolina law) will be converted into the right to receive the merger consideration of $38.00 per share in cash, without interest. In the merger, each outstanding option with respect to Waste Industries common stock granted to Waste Industries employees and directors under Waste Industries’ 1997 Stock Plan will be cancelled. In exchange for such cancellation, the holders will receive in respect of each option a cash payment equal to the excess of $38.00 over the per share exercise price of such option for each share of Waste Industries common stock covered by such option. Deferred stock units outstanding under Waste Industries’ 2007 Incentive Plan will convert in the merger into the right to receive $38.00 in respect of each deferred stock unit, subject to the payment and other terms of the non-employee director stock plan.

Concurrently with the filing of this Schedule 13E-3, Waste Industries is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which Waste Industries will be soliciting proxies from shareholders of Waste Industries in connection with the merger. The information set forth in the Preliminary Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the appendices thereto.

All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement (other than information concerning Parent and its affiliates other than Waste Industries) has been supplied by Waste Industries. All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement concerning Parent and its affiliates other than Waste Industries has been supplied by or on behalf of Parent. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth under the caption “Summary of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	The name of the subject company is Waste Industries USA, Inc., a North Carolina corporation. Waste Industries’ executive offices are located at 3301 Benson Drive, Suite 601, Raleigh, North Carolina 27609. Its telephone number is (919) 325-3000.

(b)	The class of securities to which this Schedule 13E-3 relates is the common stock, no par value per share, of which 14,168,559 shares were issued and outstanding as of January 4, 2008.

(c)–(d)	The information set forth under the caption “Common Stock Market Price and Dividend Information” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth under the caption “Certain Purchases and Sales of Waste Industries Common Stock” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons

Regulation M-A Item 1003

(a)–(c)	The information set forth under the captions “Information Concerning Waste Industries,” “Directors and Executive Officers of Waste Industries,” “Information Concerning Parent, MidCo and Merger Sub”, “Directors and Executive Officers of MidCo and Merger Sub” and “Information Concerning the Sponsors” in the Preliminary Proxy Statement is incorporated herein by reference.

Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each of the filing persons. During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen.

Name	Business Address and Telephone Number	Employment History
Marlin HoldCo LP	c/o Macquarie Securities (USA) Inc. 125 West 55th Street New York, NY 10019 (212) 231-1000	N/A

Marlin HoldCo GP LLC	c/o Macquarie Securities (USA) Inc. 125 West 55th Street New York, NY 10019 (212) 231-1000	N/A

Marlin MidCo Inc.	c/o Macquarie Securities (USA) Inc. 125 West 55th Street New York, NY 10019 (212) 231-1000	N/A

Marlin MergeCo Inc.	c/o Macquarie Securities (USA) Inc. 125 West 55th Street New York, NY 10019 (212) 231-1000	N/A

Lonnie C. Poole, Jr.	Waste Industries USA, Inc. 3301 Benson Drive, Suite 601 Raleigh, NC 27609 (919) 325-3000	Waste Industries - Chairman and director since 1970; Chief Executive Officer, 1970 until June 30, 2002.

Jim W. Perry	Waste Industries USA, Inc. 3301 Benson Drive, Suite 601 Raleigh, NC 27609 (919) 325-3000	Waste Industries - Chief Executive Officer since July 2002; President since 1987; Chief Operating Officer from 1987 until April 2002; director since 1974.

Lonnie C. Poole, III	Waste Industries USA, Inc. 3301 Benson Drive, Suite 601 Raleigh, NC 27609 (919) 325-3000	Waste Industries - Vice President of Corporate Development since 2002; Vice President, Director of Support Services, 1995 to 2002; Risk Management Director, 1990 to 1995.

Scott J. Poole	7901 Strickland Road, Suite 155 Raleigh, NC 27615 (919) 954-7224	Real estate developer. Member/manager of Brynsco, LLC, since December 2005. Also member-manager of Pantera Development, LLC, since January, 2006 and owner, Pantera Realty Group, since July, 2006. Each of these companies is a real estate development company. Other than Pantera Development, LLC, the address of each company’s principal office is 7901 Strickland Road, Suite 115, Raleigh, North Carolina 27615. Pantera Development, LLC has its principal office at 6512 Falls of Neuse Road, Raleigh North Carolina 27615. Waste Industries - from 1992 through 2006 held various positions, including Operating Supervisor and Major Accounts Manager.

Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), a North Carolina trust	c/o Scott J. Poole Trustee 7901 Strickland Road, Suite 155 Raleigh, NC 27615 (919) 954-7224	N/A

Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), a North Carolina trust	c/o Scott J. Poole Trustee 7901 Strickland Road, Suite 155 Raleigh, NC 27615 (919) 954-7224	N/A

Perry 2007 Irrevocable Trust u/a/d December 13, 2007, a North Carolina trust	c/o Rebecca Perry Trustee 7215 Manor Oaks Drive Raleigh, NC 27615 (919) 954-8219	N/A

Damas II Charitable Remainder Unitrust u/a/d 12/13/07, a North Carolina trust	c/o Robert Hall Trustee 2600 Hilltop Farm Avenue Apex, NC 27502 (919) 303-7402	N/A

Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, a North Carolina trust	c/o Scott J. Poole Trustee 7901 Strickland Road, Suite 155 Raleigh, NC 27615 (919) 954-7224	N/A

Macquarie Infrastructure Partners A L.P.	125 West 55th Street, Level 9 New York, New York 10019 (212) 231-1000	N/A

Macquarie Infrastructure Partners International L.P.	125 West 55th Street, Level 9 New York, New York 10019 (212) 231-1000	N/A

Macquarie Infrastructure Partners Canada, L.P.	100 Wellington Street West P.O. Box 234, Suite 2200 Toronto ON M5K 1J3 Canada (416) 607-5000	N/A

MIP Waste Holdings, L.P.	125 West 55th Street, Level 9 New York, New York 10019 (212) 231-1000	N/A

Macquarie Infrastructure Partners Inc.	125 West 55th Street, Level 9 New York, New York 10019 (212) 231-1000	N/A

GS Direct, L.L.C.	85 Broad Street New York, New York 10004 (212) 902-1000	N/A

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth under the caption “Summary of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(ii)	The information set forth under the captions “Summary of the Merger—The Merger Consideration” and “The Merger Agreement – Payment for Waste Industries Common Stock and Other Securities in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(iii)	The information set forth under the captions “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Opinion of Financial Advisor,” and “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(iv)	The information set forth under the captions “Summary of the Merger—Required Vote; Voting of Poole/Perry Investors’ Shares” and “The Special Meeting—Vote Required; How Shares are Voted” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(v)	The information set forth under the captions “Summary of the Merger—Effects of the Merger,” “Summary of the Merger - Continued Investment by the Poole/Perry Investors,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger” and “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(vi)	Not applicable.

(a)(2)(vii)	The information set forth under the captions “Summary of the Merger—Tax Consequences” and “Proposal One: Approval of the Merger Agreement - Special Factors—Material United States Federal Income Tax Considerations” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)	The information set forth under the captions “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger” and “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

Of the total of 5,055,560 shares, options to purchase an aggregate of 50,282 shares and deferred stock units for an aggregate of 4,177 shares held by the directors, officers and affiliates of Waste Industries identified below, an aggregate of 2,820,436 shares will be purchased, stock options to purchase an aggregate of 50,282 shares will be cashed out and deferred stock units for an aggregate of 4,177 shares will be cashed out, each for $38.00 per share, which is the same consideration to be paid to unaffiliated shareholders. Other officers of Waste Industries may be asked by the Investor Group to exchange some or all of their shares of Waste Industries common stock for equity interests valued at $38.00 per share in Parent or MidCo immediately prior to the merger. Any shares held by an officer that are not so exchanged will be purchased for $38.00 per share, which is the same consideration to be paid to unaffiliated shareholders. Stock options and deferred stock units held by officers and directors of Waste Industries will be cashed out for $38.00 per share, which is the same consideration to be paid to unaffiliated shareholders.

Name	Shares to be Purchased	Options to be Cashed Out	Deferred Stock Units to be Cashed Out

Lonnie C. Poole, Jr.	441,930	16,531	1,088
Lonnie C. Poole, III	517,226	9,078	688
Scott J. Poole	176,280	—	—
Jim W. Perry	935,000	25,500	2,401
Glenn E. Futrell	13,541	1,113	—
Paul F. Hardiman	6,287	9,341	—
James A. Walker	6,147	3,826	—

(c)	The information set forth under the captions “Proposal One: Approval of the Merger Agreement - Special Factors - Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors - Interests of Certain Persons in the Merger” and “Proposal One: Approval of the Merger Agreement - Special Factors - Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary of the Merger - Dissenters’ Rights” and “Proposal One: Approval of the Merger Agreement - Special Factors - Dissenters’ Rights” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the caption “Proposal One: Approval of the Merger Agreement - Special Factors - Provisions for Unaffiliated Security Holders” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	The information set forth in Part III, Item 13 of Waste Industries’ Annual Report on Form 10-K for the year ended December 31, 2007 and the information set forth under the caption “Other Information - Transactions with Related Persons” in the definitive Proxy Statement filed by Waste Industries with the Securities and Exchange Commission on April 30, 2007 is incorporated herein by reference.

(b)–(c)	The information set forth under the captions “Summary of the Merger—Continued Investment by the Poole/Perry Investors,” “Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger—Poole/Perry Investors’ Investment in Waste Industries” and “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the captions “Summary of the Merger—Continued Investment by the Poole/Perry Investors,” “Summary of the Merger—Required Vote; Voting of Poole/Perry Investors’ Shares,” “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger—Exchange Agreement,” “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger—Support Agreement,” and “Security Ownership of Certain Beneficial Owners and Management” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	The information set forth under the captions “Summary of the Merger—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger—Poole/Perry Investors’ Investment in Waste Industries” and “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)(1)–(8)	The information set forth under the captions “Summary of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Financing of the Merger” and “The Merger Agreement” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	The information set forth under the captions “Summary of the Merger—Effects of the Merger,” “Summary of the Merger—Continued Investment by the Poole/Perry Investors,” “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger” and “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)	The information set forth under the captions “Summary of the Merger—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” and “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” and “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger—Poole/Perry Investors’ Investment in Waste Industries” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary of the Merger—Effects of the Merger,” “Summary of the Merger—Tax Consequences,” “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger on Waste Industries’ Net Book Value and Net Income,” “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger—Options and Deferred Stock Units,” “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger—Poole/Perry Investors’ Investment in Waste Industries,” “Proposal One: Approval of the Merger Agreement - Special Factors—Material United States Federal Income Tax Considerations” and “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)–(b)	The information set forth under the captions “Summary of the Merger—Recommendations,” “Summary of the Merger—Opinion of Financial Advisor,” “Proposal One: Approval of the Merger Agreement - Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Opinion of Financial Advisor,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger on Waste Industries’ Net Book Value and Net Income” and “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The transaction is not structured to require the approval of at least a majority of the unaffiliated security holders. The information set forth under the captions “Summary of the Merger—Required Vote; Voting of Poole/Perry Investors’ Shares” and “The Special Meeting—Vote Required; How Shares are Voted” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary of the Merger—Opinion of Financial Advisor,” “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Opinion of Financial Advisor,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger” and “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the captions “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” and “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	The information set forth under the caption “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)–(c)	The information set forth under the captions “Summary of the Merger—Opinion of Financial Advisor,” “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Opinion of Financial Advisor,” and “Proposal One: Approval of the Merger Agreement - Special Factors—Estimated Fees and Expenses” in the Preliminary Proxy Statement is incorporated herein by reference. The written opinion of J. P. Morgan Securities, Inc., dated December 16, 2007, is attached to the Preliminary Proxy Statement as Appendix B and is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a)–(b)	The information set forth under the caption “Proposal One: Approval of the Merger Agreement - Special Factors—Financing of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Summary of the Merger - Estimated Fees and Expenses,” “Proposal One: Approval of the Merger Agreement - Special Factors—Estimated Fees and Expenses” and “The Merger Agreement—Expenses” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the caption “Summary of the Merger—Financing the Merger” and “Proposal One: Approval of the Merger Agreement - Special Factors—Financing of the Merger” in the Preliminary Proxy Statement is hereby incorporated by reference.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)-(b)	The information set forth under the captions “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger on Waste Industries’ Net Book Value and Net Income,” “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger—Poole/Perry Investors’ Investment in Waste Industries,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Purchases and Sales of Waste Industries Common Stock” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 12.	Solicitation or Recommendation

Regulation M-A Item 1012

(d)–(e)	The information set forth under the captions “Summary of the Merger—Recommendations,” “Proposal One: Approval of the Merger Agreement - Special Factors—Background of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Position of Investor Group Schedule 13E-3 Filing Persons as to the Fairness of the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Interests of Certain Persons in the Merger,” “Proposal One: Approval of the Merger Agreement - Special Factors—Structure and Steps of the Merger” and “The Special Meeting—Vote Required; How Shares Are Voted” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 13.	Financial Information

Regulation M-A Item 1010

(a)	The information set forth under the captions “Selected Historical Consolidated Financial Data” and “Proposal One: Approval of the Merger Agreement - Special Factors—Effects of the Merger on Waste Industries’ Net Book Value and Net Income” in the Preliminary Proxy Statement is incorporated herein by reference. Waste Industries’ Annual Report on Form 10-K for the year ended December 31, 2007 and the financial statements contained in that report, is incorporated herein by reference.

(b)	Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)–(b)	The information set forth under the captions “Questions and Answers About the Merger and the Special Meeting—Who Can Help Answer My Questions,” “Proposal One: Approval of the Merger Agreement - Special Factors—Estimated Fees and Expenses,” “The Special Meeting—Who to Call for Assistance” and “The Special Meeting—Proxy Solicitation” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	The information set forth in the Preliminary Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of Waste Industries USA, Inc. (incorporated by reference to Waste Industries’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 28, 2008).

(a)(2)	Form of Proxy Card (included in the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release, dated December 18, 2007 (incorporated by reference to Exhibit 99.1 to Waste Industries’ Form 8-K filed December 20, 2007).

(b)(1)	Debt Commitment Letter, dated as of October 22, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D filed with the Securities and Exchange Commission by Lonnie C. Poole, Jr. et al. on November 2, 2007).

(b)(2)	Amendment to the Debt Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.10 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(c)(1)	Opinion of J. P. Morgan Securities, Inc. to the special committee of the board of directors of Waste Industries, dated December 17, 2007 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Presentation of J.P. Morgan Securities Inc. to the special committee of the board of directors of Waste Industries dated December 16, 2007. *

(c)(3)	Presentation of Banc of America Securities LLC to the board of directors of Waste Industries dated November 14, 2006.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2007, by and among Marlin HoldCo LP, Marlin MergeCo Inc. and Waste Industries (included as Appendix A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Support Agreement, dated as of October 22, 2007, by and among Lonnie C. Poole, Jr., Lonnie C. Poole, III, Scott J. Poole, Jim W. Perry, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, Macquarie Infrastructure Partners a L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P. and GS Direct, LLC (incorporated by reference to Exhibit 99.2 (Exhibit A thereof) to Form 8-K filed with the Securities and Exchange Commission on October 24, 2007).

(d)(3)	GS Direct, L.L.C. Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.01 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(d)(4)	MIP Waste Holdings, L.P. Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.02 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(d)(5)	Lonnie C. Poole, Jr. Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.03 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(d)(6)	Lonnie C. Poole, III Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.04 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(7)	Scott J. Poole Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.05 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(8)	Jim W. Perry Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.06 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(9)	Lonnie C. Poole, Jr. Grantor Trust Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.07 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(10)	Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.08 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(11)	Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.09 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(12)	Limited Guarantee, dated as of December 17, 2007, by and among Macquarie Infrastructure Partners a L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P., GS Direct, LLC, Lonnie C. Poole, Jr., Lonnie C. Poole, III, Scott J. Poole, Jim W. Perry, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, Perry Irrevocable Trust u/a/d December 13, 2007, Damas II Charitable Remainder Trust u/a/d 12/13/07 (each a guarantor) and Waste Industries (incorporated by reference to Exhibit 7.16 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(13)	Joinder Agreement made and entered into by the Perry 2007 Irrevocable Trust U/A/D December 13, 2007 and the Damas II Charitable Remainder Unitrust U/A/D/ 12/13/07, dated December 17, 2007 (incorporated by reference to Exhibit 7.11 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(f)	Article 55-13 of the North Carolina Business Corporation Act (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*	Previously filed on January 24, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2008

WASTE INDUSTRIES USA, INC.

By:	/s/ Jim W. Perry
	Name:	Jim W. Perry
	Title:	President and Chief Executive Officer

MARLIN HOLDCO LP, by its General Partner, Marlin HoldCo GP, LLC

By:	/s/ Jim W. Perry
	Name:	Jim W. Perry
	Title:	Vice President

MARLIN MIDCO INC.

By:	/s/ Jim W. Perry
	Name:	Jim W. Perry
	Title:	Vice President

MARLIN MERGECO INC.

By:	/s/ Jim W. Perry
	Name:	Jim W. Perry
	Title:	Vice President

/s/ Lonnie C.Poole, Jr.
Lonnie C. Poole, Jr.

/s/ Jim W. Perry
Jim W. Perry

/s/ Lonnie C. Poole, III
Lonnie C. Poole, III

/s/ Scott J. Poole
Scott J. Poole

S-1

LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER TRUST)

By:	/s/ Scott J. Poole
Name: Scott J. Poole
Title: Trustee

LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER NON-GST TRUST)

By:	/s/ Scott J. Poole
Name: Scott J. Poole
Title: Trustee

PERRY 2007 IRREVOCABLE TRUST U/A/D DECEMBER 13, 2007

By:	/s/ Rebecca Perry
Name: Rebecca Perry
Title: Trustee

DAMAS II CHARITABLE REMAINDER UNITRUST U/A/D 12/13/07

By:	/s/ Robert Hall
Name: Robert Hall
Title: Trustee

LONNIE C. POOLE, JR. GRANTOR TRUST DATED MAY 1, 1995

By:	/s/ Scott J. Poole
	Name:	Scott J. Poole
	Title:	Co-Trustee

By:	/s/ Lonnie C. Poole, III
	Name:	Lonnie C. Poole, III
	Title:	Co-Trustee

MACQUARIE INFRASTRUCTURE PARTNERS A L.P., BY ITS GENERAL PARTNER, MACQUARIE INFRASTRUCTURE PARTNERS U.S. GP LLC, BY ITS MANAGER AND ATTORNEY-IN-FACT, MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

MACQUARIE INFRASTRUCTURE PARTNERS INTERNATIONAL L.P., BY ITS GENERAL PARTNER, MACQUARIE INFRASTRUCTURE PARTNERS U.S. GP LLC, BY ITS MANAGER AND ATTORNEY-IN-FACT, MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

MACQUARIE INFRASTRUCTURE PARTNERS CANADA, L.P., BY ITS GENERAL PARTNER, MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD., BY ITS MANAGER AND ATTORNEY-IN-FACT, MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

MIP WASTE HOLDINGS, L.P., BY ITS GENERAL PARTNER, MIP WASTE GP LLC

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

GS DIRECT, L.L.C.

By:	/s/ Katherine B. Enquist
Name: Katherine B. Enquist
Title: Managing Director

S-2

EXHIBIT INDEX

Exhibit No.	Description

99.(a)(1)	Preliminary Proxy Statement of Waste Industries USA, Inc. (incorporated by reference to Waste Industries’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 28, 2008).

99.(a)(2)	Form of Proxy Card (included in the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

99.(a)(3)	Press release, dated December 18, 2007 (incorporated by reference to Exhibit 99.1 to Waste Industries’ Form 8-K filed December 20, 2007).

99.(b)(1)	Debt Commitment Letter, dated as of October 22, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D filed with the Securities and Exchange Commission by Lonnie C. Poole, Jr. et al. on November 2, 2007).

99.(b)(2)	Amendment to the Debt Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.10 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(c)(1)	Opinion of J. P. Morgan Securities, Inc. to the special committee of the board of directors of Waste Industries, dated December 17, 2007 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

99.(c)(2)	Presentation of J.P. Morgan Securities Inc. to the special committee of the board of directors of Waste Industries dated December 16, 2007.*

99.(c)(3)	Presentation of Banc of America Securities LLC to the board of directors of Waste Industries dated November 14, 2006.

99.(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2007, by and among Marlin HoldCo LP, Marlin MergeCo Inc. and Waste Industries (included as Appendix A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

99.(d)(2)	Support Agreement, dated as of October 22, 2007, by and among Lonnie C. Poole, Jr., Lonnie C. Poole, III, Scott J. Poole, Jim W. Perry, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, Macquarie Infrastructure Partners a L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P. and GS Direct, LLC (incorporated by reference to Exhibit 99.2 (Exhibit A thereof) to Form 8-K filed with the Securities and Exchange Commission on October 24, 2007).

99.(d)(3)	GS Direct, L.L.C. Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.01 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(d)(4)	MIP Waste Holdings, L.P. Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.02 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(d)(5)	Lonnie C. Poole, Jr. Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.03 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(d)(6)	Lonnie C. Poole, III Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.04 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(7)	Scott J. Poole Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.05 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(8)	Jim W. Perry Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.06 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(9)	Lonnie C. Poole, Jr. Grantor Trust Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.07 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(10)	Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.08 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(11)	Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.09 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(12)	Limited Guarantee, dated as of December 17, 2007, by and among Macquarie Infrastructure Partners a L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P., GS Direct, LLC, Lonnie C. Poole, Jr., Lonnie C. Poole, III, Scott J. Poole, Jim W. Perry, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, Perry Irrevocable Trust u/a/d December 13, 2007, Damas II Charitable Remainder Trust u/a/d 12/13/07 (each a guarantor) and Waste Industries (incorporated by reference to Exhibit 7.16 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(13)	Joinder Agreement made and entered into by the Perry 2007 Irrevocable Trust U/A/D December 13, 2007 and the Damas II Charitable Remainder Unitrust U/A/D/ 12/13/07, dated December 17, 2007 (incorporated by reference to Exhibit 7.11 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(f)	Article 55-13 of the North Carolina Business Corporation Act (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*	Previously filed on January 24, 2008.